Filed Pursuant to Rule 433

Registration No. 333-180289

FREE WRITING PROSPECTUS

Dated July 11, 2013

Equity Investing Evolved Manage risk, stay invested HSBC

HSBC Buffered Strategies Are you on track to meet your retirement and investment goals? Have extreme market swings prevented you from investing? Would you invest in the market if you had a way to mitigate downside risk? You are not alone. HSBC understands these are common investing concerns and offers potential solutions to address them. The following chart shows the S&P 500® price performance since 1950 with focus on the large price swings that have occurred since 1998: 1,600 1,527.46 1,565.15 +129% +102% 1,400 1,200 -57% 1,000 -49% 800 600 776.76 676.53 400 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 1,600 1,400 1,200 1,000 800 600 400 200 0 1950 1953 1956 1959 1962 1965 1968 1971 1974 1977 1980 1983 1986 1989 1992 1995 1998 2001 2004 2007 2010 2013 Closing Value Source: Bloomberg, as of April 30, 2013. • The S&P 500® has generated positive returns over the long term; however, during the past 15 years the S&P 500® has exhibited a pattern of extreme bear and bull markets. • While it is difficult to predict future market performance or see if another “investment bubble” is forming, the time might be right to implement strategies that “buffer”, or protect, against a market decline and still allow for market participation. Securities Products: Are NOT FDIC Insured Are NOT Bank Guaranteed May Lose Value

HSBC Buffered Strategies Manage risk, stay invested HSBC Buffered Strategies empower today’s investors by giving them the confidence to invest. As complements or alternatives to traditional equity investments, Buffered Strategies can be designed to provide different levels of downside protection (subject to issuer’s credit risk), thus giving investors the confidence to stay engaged in the markets, or explore new ones. HSBC Buffered Strategies are: • Senior unsecured debt obligations issued by HSBC USA Inc., the bank holding company for HSBC BANK USA, N.A. • Investments with predefined maturities. • Typically linked to the performance of a broad based equity index, geographic region, sector, or industry. • Investments that protect against a decline in the underlying (subject to issuer’s credit risk), up to a predetermined amount, typically 10 - 25%; also known as first loss protection. • Investments that either have uncapped upside exposure or provide for enhanced participation subject to a maximum cap. • Investments that may be classified as long-term capital gains or losses for tax purposes, if held for more than one year. Where do they fit? Investors often hold Buffered Strategies within the equity portion of their portfolio. Buffered Strategies can be used alongside, or in place of, investments like index funds or ETFs to benefit from the buffer’s first loss protection and, in some cases, enhanced participation. Buffered Index Notes might be a core long term holding while Buffered Accelerated Market Participation Securities (Buffered “AMPS”), might be used to express a more tactical view on certain markets, some of which might be otherwise difficult to access.

HSBC Buffered Index Notes Key Features: • First loss protection on the initial 15 - 20% decline in the underlying • 1-for-1 upside participation; uncapped • Typically 3 - 5 year maturity Buffered Index Notes – Market Participation Profile The following illustrates the hypothetical payout profile of a Buffered Index Note linked to a stock index and assumes uncapped 1-for-1 upside market participation and a 20% buffer. (%) Return Note Index Buffered 30% 20% 3 10% 1 0% 2 -10% -20% -30% -20% -10% 0% 10% 20% 30% Stock Index Return (%) Performance of Buffered Index Notes First loss protection (20%) Index at maturity Buffered Index Notes – Hypothetical Payoff Scenarios At Maturity Scenarios* Stock Index Buffered Index Buffered Index Return Note Payoff Note Return* 1 Index performance is negative but within the -5% Buffer on first -20% 0% buffer; full principal is returned -20% market performance 0% 2 Index performance is negative and exceeds the -25% 1-for-1 loss beyond buffer -5% buffer; investment loss is reduced by the buffer -40% -20% 3 Index performance is positive; investment 5% 1-for-1 upside market 5% return matches Index price return 25% participation; uncapped 25% Considerations: Not FDIC Insured Not Bank Guaranteed May Lose Value, Including Loss of Principal *Any payments on the Buffered Index Notes depend on the ability of HSBC to satisfy its obligations as they come due. This example is for illustrative purposes only. Actual issuances of Buffered Index Notes may vary, including different maturities or buffer, resulting in different payout characteristics. There may be little or no secondary market for Buffered Index Notes. Redemption prior to maturity could result in a loss. This analysis does not include the effect of dividends on the return of the underlying.

HSBC Buffered Accelerated Market Participation Securities™

Buffered "AMPS"

Key Features:

- First loss protection on the initial 10% decline in the underlying
- Enhanced upside participation, typically 2-for-1, to maximum cap
- Typically 18 - 24 month maturity

Buffered "AMPS" – Market Participation Profile

The following illustrates the hypothetical payout profile of a Buffered "AMPS" linked to a stock index and assumes 2-for-1 upside market participation subject to a 20% maximum cap with a 10% buffer.



30%
20%
10%
0%
-10%
Buffered AMPS Return (%)
-20%
-10%
0%
10%
20%
30%
Stock Index Return (%)
1
2
3
4
Performance of Index at maturity
Performance of Buffered "AMPS"
First loss protection (10%)
Outperformance
Underperformance

Buffered "AMPS" – Hypothetical Payoff Scenarios At Maturity

Scenarios*	Stock Index Return	Buffered "AMPS" Payoff	Buffered "AMPS" Return*
1 Index performance is negative but within the buffer; full principal is returned	-3% -10%	Buffer on first -10% market performance	0% 0%
2 Index performance is negative and exceeds the buffer; investment loss is reduced by the buffer	-13% -20%	1-for-1 loss beyond buffer	-3% -10%
3 Index performance is positive; investment return is 2x Index price performance up to the maximum cap	3% 6%	2-for-1 upside	6% 12%
4 Index performance exceeds the maximum cap; investment return is subject to maximum cap	15% 30%	2-for-1 upside participation to max	20% 20%

Considerations:

Not FDIC Insured	Not Bank Guaranteed	May Lose Value, Including Loss of Principal

**Any payments on the Buffered Index Notes depend on the ability of HSBC to satisfy its obligations as they come due.*

This example is for illustrative purposes only. Actual issuances of Buffered Index Notes may vary, including different maturities or buffer, resulting in different payout characteristics. There may be little or no secondary market for Buffered Index Notes. Redemption prior to maturity could result in a loss.

This analysis does not include the effect of dividends on the return of the underlying.

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Investor Profile Buffered Strategies may be of interest to a broad range of investors, including but not limited to the following: • Current or prospective holders of ETFs or Index tracking mutual funds. • Investors looking for partial downside market protection. • Investors seeking to mitigate market fluctuations. • Protect gains or limit losses in other equity investments such as ETFs or index tracking funds. Buffered Strategies may be attractive if: • You seek an investment that provides partial protection from a decline in the underlying. • You are willing to hold the Buffered Strategies to maturity. • You are comfortable with the creditworthiness of HSBC USA Inc., as the issuer of the Buffered Strategies. Buffered Strategies may not be attractive if: • You are unwilling to be exposed to any negative performance on a 1-to-1 basis if the underlying performance is less than the buffer. • You are not willing to forgo dividends paid on the underlying or seek current income. • You are not willing or unable to assume the credit risk associated with HSBC USA Inc., as the issuer of the Buffered Strategies. • You are not willing to hold the investment to maturity.

Risk Factors An investment in Buffered Strategies involves risks, some of which are summarized below. Buffered Strategies are linked to the performance of a specific underlying asset and are not equivalent to investing directly in that asset. It is important to note that Buffered Strategies may not always reflect the actual performance of the underlying asset and have different risks than traditional debt or equity securities. Like other investments, each individual issuance of Buffered Strategies should be carefully evaluated with respect to an individual investor’s financial objectives, suitability, tax considerations and other relevant factors. Prior to investing in an individual issuance of Buffered Strategies, you should carefully review the prospectus for that issuance which will include a complete description of the risks related to investing in Buffered Strategies. Factors to consider before investing in Buffered Strategies include: • The investment may result in a loss. The return on Buffered Strategies is linked to the performance of the underlying asset, which may be negative, and involves risks specific to the relevant underlying asset. • Payment, if any, is subject to the ability of HSBC USA Inc. to pay its obligations as they become due. Any payment on the Buffered Strategies is subject to the credit risk of HSBC USA Inc. • Investors will not receive any periodic interest payments, dividend payments or other distributions. • Investors should consider their liquidity needs prior to purchasing Buffered Strategies as there may be little or no secondary market for the Buffered Strategies and they will not be listed or displayed on any securities exchange. • Certain built-in costs are likely to adversely affect the value of the Buffered Strategies if sold prior to maturity. Therefore the Buffered Strategies should be viewed as instruments to be held for the full term of the Note. • There is a potential conflict of interest in that HSBC USA Inc. or its affiliates will play a variety of roles, including acting as calculation agent and hedge provider for HSBC’s obligations under the Buffered Strategies. • The Buffered Strategies may provide a yield to maturity that is less than that of a standard debt security of comparable maturity issued by HSBC USA Inc. or any other issuer. • The Buffered Strategies are not deposits of HSBC Bank USA, N.A., or any of its affiliates; they are obligations of HSBC USA, Inc. the bank holding company for HSBC Bank USA, N.A. They are not insured by the FDIC or any other federal or state government agency of the United States or any other jurisdiction. For more information on Buffered Strategies contact your financial advisor. About HSBC International Banking Reach The HSBC group is one of the largest banking and financial services organizations in the world, with a network of over 6,600 offices in 81 countries and territories worldwide. Buffered Strategies are registered notes issued by HSBC USA, Inc. the bank holding company for HSBC Bank USA, N.A., which is one of the ten largest bank holding companies in the United States.* Recognized Industry Leader In the industry’s benchmark survey of U.S. structured products distributors conducted by Greenwich Associates, HSBC maintained its position as the leading provider of structured products to U.S. retail clients for the 4th consecutive year. • #1 in Overall Market Penetration • #1 in Overall Service Quality For each year, Greenwich Associates conducted telephone interviews in the United States with distributors of retail structured products to better understand product demand, distributor preferences and the competitive landscape. The findings reported reflect solely the views reported to Greenwich Associates by the research participants. They do not represent opinions or endorsements by Greenwich Associates or its staff. Interviewees may have been asked about their use of and demand for financial products and services and about investment practices in relevant financial markets. Greenwich Associates compiled the data received, conducted statistical analysis and reviews for presentation purposes in order to produce the final results. *Source: FFEIC, December 2012 7

This brochure is intended to provide an overview of Buffered Strategies and does not provide the terms of any specific issuance of Buffered Strategies. Prior to any decision to invest in a specific issuance of Buffered Strategies, investors should carefully review the disclosure documents for such issuance which contain a detailed explanation of the terms of the issuance as well as the risks, tax treatment and other relevant information. HSBC USA Inc. is a member of the HSBC Group. Any member of the HSBC Group may from time to time underwrite, make a market or otherwise buy or sell as principal the Buffered Strategies, or together with their directors, officers and employees may have either a long or short position in the Buffered Strategies, or stocks, commodities or currencies to which the Buffered Strategies are linked, or may perform or seek to perform investment banking services for those linked assets mentioned herein. Securities Products are: Not a deposit or other obligation of HSBC Bank USA, N.A. or any of its affiliates; Not FDIC insured or insured by any federal government agency of the United States; Not guaranteed by HSBC Bank USA, N.A. or any of its affiliates; and subject to investment risk, including possible loss of principal invested. HSBC operates in various jurisdictions through its affiliates, including, but not limited to, HSBC Bank USA, N.A. and HSBC Securities (USA) Inc., member of NYSE, FINRA and SIPC. HSBC USA Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest in any security offering by HSBC USA Inc., you should read the prospectus in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and such offering. You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus if you request them by calling toll-free 1-866-811-8049. ©2013 HSBC USA Inc. All rights reserved. Designed and produced by HSBC Global Publishing Services. 130710_70863 171 032013